VIA EDGAR

March 30, 2011

Michael Clampitt
Erin Magnor Purnell
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Re:	Grupo Aval Acciones y Valores S.A. (the “Company”) Registration Statement on Form 20-F Registration No. 000-54290

Dear Mr. Clampitt and Ms. Magnor Purnell:

On behalf of the Company and pursuant to Section 12(g) under the Securities Exchange Act of 1934, we hereby request acceleration of the effective date of the Company’s Registration Statement on Form 20-F to March 31, 2011, at 5:30 p.m.

We hereby acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Nicholas A. Kronfeld or Manuel Garciadiaz of Davis Polk & Wardwell LLP at 212-450-4950 or 212-450-6095, respectively, if you have any questions with regard to the foregoing.

Very truly yours, /s/ Javier Diaz Fajardo
Javier Diaz Fajardo Vice-President of Investor Relations and Legal Counsel Grupo Aval Acciones y Valores S.A.

cc:	Nicholas A. Kronfeld Manuel Garciadiaz Davis Polk & Wardwell LLP